LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

Via EDGAR

April 21, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4, as amended (File No. 333-210331) of LinnCo, LLC (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 9:00 a.m., Eastern Time, on April 25, 2016, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786.

Very truly yours,

LINNCO, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary